Paul T. Jenson

Direct: (312) 836-4046 E-Facsimile: (312) 275-7581 E-mail: pjenson@shefskylaw.com
005879-00205

June 22, 2005

Mr. Steven Jacobs

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               NTS Mortgage Income Fund

Dear Mr. Jacobs:

We are writing on behalf of our client, NTS Mortgage Income Fund (the “Company”), in response to the comments contained in the Staff’s letter dated June 14, 2005.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 6 – Inventory, pages 35-36

1.                                       Please address the inconsistency between this footnote, which states you do not expect to incur selling expenses related to issuance of the remaining initial memberships for Lake Forest and your statements on pages 6, 11 and 20 stating that you continue to capitalize these costs to inventory.  Additionally, explain your basis for continuing to capitalize these selling costs subsequent to completion and transfer of the amenity and clarify whether the initiation fees due at 50% reduced inventory.

RESPONSE:

The Company turned over the ownership and operations for The Lake Forest Country Club (“Lake Forest”) to Lake Forest’s members on December 28, 2003.  In addition, the Company entered into the Membership Marketing Agreement with Lake Forest on June 7, 2004, which, among other things, transferred the responsibility of selling Lake Forest’s initial memberships to Lake Forest.  Prior to June 7, 2004, however, the Company retained the responsibility for selling these initial memberships.  Therefore, the twelve month period ending December 31, 2004 was a transition period in which the Company incurred costs related to the sale of Lake Forest’s initial memberships for a portion of the year.  These costs, as well as the initiation fees, were capitalized to the Company’s inventory.  This is consistent with item 8a of FAS 67, which states that “The common costs include expected future operating costs to be borne by the developer until they are assumed by buyers of units in a project.”  Capitalizing the costs and the initiation fees to inventory is also consistent with the Company’s past history of recording to inventory the incremental costs and revenues from the sales of Lake Forest’s initial memberships.

While the Membership Marketing Agreement is in place, the Company does not expect to incur costs related to the sale of Lake Forest’s initial memberships.  The Membership Marketing Agreement will terminate on the earlier of: (i) May 31, 2009; (ii) written notice of a breach of such Agreement that is not remedied within fifteen days after receipt of written notice of the breach; and (iii) the sale of all initial memberships in Lake Forest.  However, if the Membership Marketing Agreement terminates prior to the sale of all initial memberships in Lake Forest, the Company may regain the responsibility for selling the initial memberships.  If this occurs and the Company incurs costs associated with the sale of these memberships in the future, the Company will capitalize these costs to inventory as is consistent with item 8a of FAS 67 and the Company’s past practice.

Set forth below is a summary of the Company’s selling costs and fees related to Lake Forest and included in inventory during the year ended December 31, 2004.

DR/(CR)
Selling costs for the period January 1, 2004 through June 7, 2004	$53,579
Initial membership fees for the year ended December 31, 2004	$(86,500)
Net membership fees credited to inventory	$(32,921)

2.                                       Please tell us whether the capitalized costs of Fawn Lake Country Club were greater or less than the fair value you recorded and how you accounted for this difference (e.g. allocation of cost in excess of fair value to common costs), if any.

RESPONSE:

The Company obtained from an independent third party an appraisal of Fawn Lake Country Club’s (“Fawn Lake”) value when Fawn Lake’s development was substantially completed.  At that time, the capitalized costs of Fawn Lake were in excess of its fair value as determined by the appraisal.  The difference between Fawn Lake’s capitalized costs and its fair value was capitalized to inventory as common amenity costs in accordance with item 8b of FAS 67.

3.                                       Please tell us what comprises amenities of $9,457,000 and $12,356,000 for the years 2004 and 2003, respectively, and disclose this information in future filings.

RESPONSE:

The amenities for NTS/LFII and NTS/VA include all common areas, entrance walls, lakes and dams, a maintenance facility, clubhouses, golf courses, swimming pools, tennis courts, sport fields and parks.  The Company will include this information in its future periodic reports under the Securities Exchange Act of 1934.

          *          *         *

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2004.  The Company hopes that the information included in this response satisfies the staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson

Paul T. Jenson

PTJ:dja/962007_3

Enclosures

cc:                                 Brian F. Lavin

Gregory A. Wells

Timothy Baker

Cezar M. Froelich